FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

This report on Form 6-K for the month of December 2017 is hereby incorporated by reference into the Tender Offer Statement (including the Offer to Purchase) on Schedule TO filed by Cosan Limited (the “Company”) with the U.S. Securities and Exchange Commission on November 20, 2017 to purchase for cash up to an aggregate amount of U.S.$200,000,000 Class A common shares of the Company at the prices specified therein.

Item
1.	Material Fact dated December 12, 2017
2.	Material Fact dated December 12, 2017
3.	Notice to the Market dated December 12, 2017

 Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayer ID (CNPJ) 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

MATERIAL FACT

COSAN S.A. INDÚSTRIA E COMÉRCIO (B3: CSAN3) (“Cosan”) announces to its shareholders and the market the following:

I.	Closing of the acquisition of Shell's interest in Comgás

Continuing the Material Fact notices published on October 10 and 16, 2017, and the Notices to the Market disclosed on July 18, 2017 and September 6, 2017, regarding the acquisition of shares issued by Companhia de Gás de São Paulo - COMGÁS (“Comgás”) originating from the exercise of the put option (“Option”) held by companies belonging to the Shell group (“Shell”) against Cosan Limited (NYSE: CZZ, B3: CZLT33) (“CZZ”), considering that the conditions precedent were met, CZZ and Shell concluded the purchase and sale of shares issued by Comgás on this date.

As a result of the dividends paid by Comgás on November 23, 2017, therefore prior to the closing of the transaction, the Parties adjusted the number of shares issued by the Company to be delivered by CZZ. As such, CZZ will deliver to Shell 17,187,937 common shares instead of 20,349,395 common shares issued by the Company, corresponding to 4.21% of its capital, in consideration for receiving 21,805,645 common shares issued by Comgás, corresponding to 16.77% of the capital of Comgás.

As disclosed and agreed upon, CZZ transferred to Cosan, under the same price and payment term conditions, the shares issued by Comgás acquired in this transaction.

The shareholders' agreement between Cosan and Shell regarding the shares issued by Comgás is also rescinded on this date.

II.	Management started studies for possible reorganization involving Comgás

Since Cosan will now hold 79.9% of the capital stock of Comgás, the Company’s management will hire legal and financial advisors to analyze the alternatives for corporate restructuring involving the Company and its subsidiary Comgás.

If any concrete decision is taken by the management bodies of the Company, the market will be informed immediately and the structure will be submitted to shareholders for approval.

III.	Sale of Credit Rights Arising from Lawsuits

On this date, Cosan S.A. signed a memorandum of understanding with the funds Jus Capital Gestão de Recursos Ltda and Farallon Latin America Investimentos Ltda. regarding a transaction involving potential credit rights arising from certain lawsuits for damages filed against the Federal Government, in the capacity of successor of Instituto Brasileiro do Açúcar e do Álcool, to condemn the Federal Government to pay compensation for material damages resulting from the fixing of sugar and alcohol prices below their cost of production. The transaction value will be approximately one billion, three hundred forty million reais (R$1,340,000,000.00), without prejudice to an additional percentage Cosan may receive on the amount to be paid by the Federal Government in the future. The parties shall negotiate the conditions of this potential transaction in the coming weeks and, if they reach an agreement, they will sign the respective final credit right purchase and sale agreements.

The Company will keep the market informed of further developments in the ongoing studies and negotiations.

São Paulo, December 12, 2017

Guilherme Machado

Investor Relations Officer

 Item 2

COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayer ID (CNPJ) 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

MATERIAL FACT

COSAN S.A. INDÚSTRIA E COMÉRCIO (B3: CSAN3) (“Cosan” or “Company”) hereby announces to its shareholders and the market that the Board of Directors, as per the minutes disclosed on this date, elected Mr. Marcos Marinho Lutz to replace Mr. Mario Augusto da Silva as Cosan’s Chief Executive Officer, who will assume new professional challenges starting in 2018. In addition, Mr. Marcelo Eduardo Martins was elected Chief Financial Officer of the Company. Both executives will have a mandate until March 2019.

São Paulo, December 12, 2017

Guilherme Machado

Investor Relations Officer

Item 3

COSAN S.A. INDÚSTRIA E COMÉRCIO
Corporate Taxpayer ID (CNPJ/MF) 50.746.577/0001-15 Corporate Registry ID (NIRE) 35.300.177.045 Publicly-held Company CVM 19836

NOTICE TO THE MARKET

Cosan S.A. Indústria e Comércio (BM&FBOVESPA: CSAN3) (“Cosan” or “Company”), hereby announces that its Board of Directors approved on December 12, 2017 a Company's Buy Back Program of its common shares, under the following conditions:

Objective of the operation:	Acquisition of shares to be held in treasury, for future sale or cancellation.
Validity period:	up to December 12, 2018
Maximum number of shares to be repurchased during the period:	13,563,000 common shares (representing 3.33% of the outstanding shares).
Free float on this date:	152,493,205 common shares
Company's income reserve on 09/30/2016:	R$ 3,618 million

Authorized Brokers:

(i)       Credit Suisse (Brasil) S/A CTVM, CNPJ 42.584.318/0001-07

(ii)       Bradesco S/A CTVM, CNPJ 61.855.045/0001.32

São Paulo, December 12, 2017

Guilherme Machado

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	December 13, 2017	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer